Q2 & H1 2016 Results Review July 26th, 2016 Exhibit 99.2

Safe Harbor Statement and Disclosures July 26th, 2016 All statements other than statements of historical fact contained in this presentation including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of or adoption of new compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2015, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases , which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q2 2016 Highlights July 26th, 2016 Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated (1) Non-GAAP measures (definition in appendix) Industrial Activities operating margin increasing to 7.0% Operating profit (1) and margin increased year-over-year, led by improvements in AG, CV and PT Revenues at $6.8bn Down 2.9% vs. last year Net industrial debt (1) of $2.1bn $0.3bn lower than March 31, 2016 from $0.6bn in cash flow generated from Industrial Activities FY 2016 Guidance Full year Industrial Activities net sales and operating margin guidance reaffirmed; Net Industrial debt guidance at between $1.5bn and $1.8bn, excluding the European Commission settlement (approximately $500 million) Agricultural Equipment profitable in all regions, with best-in-class operating margin at 10.7% up 2 p.p. vs. last year CV solidly profitable, with 3.9% operating margin, up 1.2 p.p. vs. last year PT net sales up 8% vs. Q2 2015 Net Income at $129mn Adjusted Net Income (1) at $216mn up $75mn vs. Q2 2015

Financial Highlights

Q2 2016 Financial Highlights July 26th, 2016 Q2 2016 Q2 2015 Δ Net Sales Ind. Activities ($bn) 6,450 6,634 -2.8% Net Sales change in Constant currency: -1.8% Operating Profit Ind. Activities ($mn) (1) 453 401 13.0% Operating Margin Ind. Activities 7.0% 6.0% 1.0 p.p. Net Income ($mn) 129 122 7 Diluted EPS ($) 0.10 0.09 0.01 Adj. Net Income (1) ($mn) 216 141 75 Adj. Diluted EPS (1) ($) 0.16 0.11 0.05 (1) Non-GAAP measures (definition in appendix) Q2 2015 Q2 2016 Net Sales * $6.6bn Operating Profit * $401mn Net Sales * $6.5bn Operating Profit * $453mn (*) Note: Net Sales and Operating Profit: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations Jun. 30, 2016 Mar. 31, 2016 Δ Net Industrial Debt (1) ($bn) 2.1 2.5 0.3 Available Liquidity ($bn) 8.8 8.2 0.6 Note: Numbers may not add due to rounding

Q2 2016 Net Sales Industrial Activities Net Sales Walk By Segment ($Mn) (*) (*) Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations Net Sales By Currency (1) ($mn) Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations 6,634 6,514 6,450 (64) (8) 66 148 (136) (190) (120) July 26th, 2016 Net Sales By Region (1)

Q2 2016 Operating Profit Industrial Activities and Adjusted Net Income Walk July 26th, 2016 Operating Profit Industrial Activities ($Mn) Adjusted Net Income Walk ($Mn) Consolidated Operating Profit 21 52 401 38 (18) 33 (*) 13 (14) 453 6.0% 7.0% 141 10 22 216 52 (21) (10) (3) 25 (*) Excluding the $25 million profit of the Venezuelan subsidiary recorded in Q2 2015 before the currency re-measurement, CV improved $58mn (*) Note: Excluding changes in tax impact on Adjustments to Net Income

Q2 2016 Cash Flow – Change in Net Industrial Debt July 26th, 2016 Net Industrial Cash Flow 602 Change in Net Debt 335 Mar 31, 2016 Net Income D&A Change in provision and similar Change in WC Tangible & Intangible Capex Other changes Capital Increase and dividends FX Translation Effects and Other Jun 30, 2016 129 (2,470) (2,135) Net Industrial Debt Walk (US GAAP, $/mn) Cash inflow Cash outflow Capex (*) (US GAAP, $/mn) -32% Delta % Q2 ’16 vs. Q2 ‘15 By Category By Segment New Product & Technology Maintenance & Other Industrial Capacity Expansion & LT Investments AG CV PT CE 178 186 189 (92) 12 (211) (56) 189 136 92 (*) Excluding assets sold under buy-back commitments and assets under operating leases Change in Working Capital (US GAAP, $/mn) Net Industrial Cash Flow (US GAAP, $/mn) 602

Q2 2016 Financial Services performance July 26th, 2016 Net Income ($mn) Delta % Q2 ’16 vs. Q2 ‘15 Net income was $87mn, down $11mn compared to Q2 2015 Lower average portfolio and reduction in interest spreads Q2 ’16 Profitability ratios: Gross Margin / Average Assets On-Book = 3.7% RoA ** = 2.0% (**) RoA defined as: PBT / average managed assets annualized 98 87 -11% Delinquencies On-Book over 30 days 4.5% 5.2% 3.8% (*) Including unconsolidated JVs Managed Portfolio* & Retail Originations June 30th, 2016 $25.3bn Retail Wholesale Operating Lease Q2 retail originations at $2.3bn, down $0.1bn compared to Q2 2015 primarily due to the decline in Agricultural Equipment sales Managed portfolio* at $25.3bn, down $0.1bn (up $0.2 billion on a constant currency basis) compared to June 30, 2015 3.5% JUNE 30TH , 2015 $25.4bn

June 30, 2016 Liquidity & Debt Maturity July 26th, 2016 Available Liquidity ($bn) Debt Maturity Schedule1 ($bn) 1 Represents cash portion of debt maturities as of 06/30/2016 2 Of which $0.9bn ABS related & Restricted Cash Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other Company Available Liquidity Available liquidity at June 30, 2016 was $8.8bn, compared to $8.2bn at March 31, 2016 $5.8bn of cash 2 $3.0bn undrawn under medium-term committed unsecured credit lines On June 20th, signed renewal of €1.75bn - 5Y committed revolving credit facility (maturity extended from November 2019 to June 2021) Net Intersegment balance at $1.0bn at June 30, 2016 (Flat from March 31, 2016) Interest expenses of Industrial Activities, net Delta % Q2 ’16 vs. Q2 ‘15 2.6% Q2 2016 at $120mn up $3mn vs. Q2 2015 117 120 Note: Numbers may not add due to rounding As of 06/30/2016 6M 2016 2017 2018 2019 Beyond 2020 $8.8 $1.3 $3.4 $3.9 $2.4 $0.9 $2.3 $8.6

Industrial Activities Overview

Agricultural Equipment Q2 2016 Financial Results July 26th, 2016 Net Sales by Region & Product ($) Net sales were $2.8bn, down 7.5% compared to Q2 2015, (down 6.3% on a constant currency basis) Operating Profit Walk ($Mn) 38 8.7% 10.7% 263 (104) 22 54 18 7 41 301 NAFTA LATAM APAC EMEA Tractors Other Combines Cost containment actions, including lower material cost Volume & product mix primarily in NAFTA row crop Pricing discipline Benefit from Euro-based component costs

Agricultural Equipment Inventory management (units of equipment) – Industry units July 26th, 2016 (*) Source: CNH Industrial Internal Data Industry Units (1) Sum of 140+/4WD, Combines, Major Crop Production NAFTA Row Crop (1) Production (Units) (31%) (28%) NAFTA row crop (1) Channel Inventory (Units) Tractors Combines For Q2 2016 NAFTA ** (20%) EMEA (12%) LATAM (8%) APAC 23% (**) Included in row crop sector definition Tractors Combines Delta % Q2 ’16 vs. Q2 ‘15 Delta % Q2 ’16 vs. Q2 ‘15 2015 2016 2015 2016 Worldwide tractor and combine production in line with retail demand Tractor production +12% and combine production (5%) in Q2 ’16 vs. Q2 ’15 For Q2 2016 NAFTA 0-140 HP 0% 140+ HP ** (19%) EMEA (5%) LATAM (20%) APAC 1%

Construction Equipment Q2 2016 Financial Results July 26th, 2016 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) 35 4.7% 2.9% (28) (6) 11 2 1 2 17 (18) Net sales were $595mn, down 19.6% vs. Q2 2015 (down 18.4% on a constant currency basis) Light Other Heavy NAFTA LATAM APAC EMEA Volume in NAFTA including negative industrial absorption Product cost reductions, including material cost SG&A and R&D cost containment actions Difficult pricing environment

Construction Equipment Inventory management (units of equipment) – Industry units July 26th, 2016 Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change Light Heavy Construction Equipment (Light & Heavy) For Q2 2016 NAFTA (10%) EMEA (15%) LATAM (19%) APAC (9%) For Q2 2016 NAFTA 0% EMEA 3% LATAM (37%) APAC 3% Industry Units Second quarter overproduction vs. retail sales of 9% Production down 13% in Q2 ’16 vs. Q2 ’15 to balance channel inventory

Commercial Vehicles Q2 2016 Financial Results July 26th, 2016 Net Sales by Region & Product ($) Operating Profit Walk ($Mn) Trucks Specialty Vehicles Buses Net Sales at $2.6bn, up 5.1% vs. Q2 2015 (up 6.0% on a constant currency basis) 42 (*) 0 58 (*) 20 32 6 0 0 100 3.9% NAFTA LATAM APAC EMEA 1.7% EMEA and APAC price realization for Trucks Lower material cost and manufacturing efficiencies in EMEA EMEA volume offsetting the difficult trading conditions in LATAM commercial vehicles and reduced activity levels in Specialty Vehicle business (*) Excludes the $25 million profit of the Venezuelan subsidiary recorded in Q2 2015 before the currency re-measurement

Commercial Vehicles Inventory management (units of equipment) – Industry units July 26th, 2016 Commercial Vehicles (All Equipment) * Reflects aggregate for key markets where the Company competes: EMEA: 27  of the member  countries  of  the  European  Union; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand For Q2 2016 EMEA * 16% LATAM * (35%) APAC * 5% Trucks >3.5t Q2 ‘16 Chg. Vs. Q2 ’15 Light 11.6% 0.1 p.p. Medium 32.6% 1.4 p.p. Heavy 7.9% 0.2 p.p. EU 27 11.6% 0.1 p.p. Market Share Orders & Deliveries Q2 2016 - EUROPE TRUCKS Orders 1 Deliveries 1 B-to-B Light 10% 24% 0.90 Medium (18%) 3% 0.87 Heavy 1% 12% 1.17 EU 27 5% 19% 0.95 Industry Units (1) Delta Q2 ‘16 vs. Q2 ‘15 Second quarter overproduction vs. retail at 10% in expectation of a light duty truck pre-buy ahead of Euro VI introduction in Europe

Commercial Vehicles

Major launches

New Daily E6 and New Stralis XP

Greener & more Efficient

Best-in-class driveline	• New Euro 6 engines delivering higher power and torque • Up to 8% more fuel efficient • Hi-Matic state-of-the-art automatic transmission now available on full range
New Daily BUSINESS UP	• Open platform app for smartphone controlled infotainment • Driving style evaluation and fleet management on board
Profit Maker	• 12% reduction in M&R and extended maintenance intervals • The best professional mobile working place in the market



TCO_2 Champion : up to 5.6% TCO Reduction



Up to 11% more Fuel efficient	• New engines delivering more power and torque • New automated Hi-Tronix Transmission • Hi-Cruise: GPS predictive driving system
Outstanding reliability	• Exclusive and proven Hi-eSCR technology • New Hi-Mux electronic architecture
Services for business excellence	• 10% reduction in M&R and Uptime guaranteed • TCO advice based on Iveconnect smart reports

New Stralis Natural Power



A revolutionary LNG vehicle for long haul

New Cursor 9 NG Engine (400HP)	• 17% more power than next best competitor • 6% more torque than next best competitor
Built for long haul	• Hi-Way cab with more than 10 m3 of space • First natural gas truck with automated gearbox • Up to 1.500 km of fuel autonomy
Up to 3% TCO reduction vs. diesel	• Up to 15% fuel savings vs diesel • Up to 35% cost savings vs diesel

NATURAL GAS:
A SUSTAINABLE ALTERNATIVE TO DIESEL



(27%)
(98%)
(10%)
NOx
PM
CO2
C9 Diesel
C9 NG

DISTRIBUTION NETWORK EXPANSION & MAJOR CITY DIESEL BANS DRIVE NGV MARKET GROWTH

THE BLUE CORRIDOR PROJECT



130 LNG STATIONS IN EUROPE BY END OF 2016

CNH INDUSTRIAL

July 26th, 2016

18

Powertrain Q2 2016 Financial Results July 26th, 2016 Q2 2016 third party Net sales at 46% vs. 42% in Q2 2015 Net Sales & Operating Profit ($) Units Sold Q2 ’16 vs. Q2 ’15 Engines sold to third party at 54% vs. 51% in Q2 2015 Net sales were $1.0bn, up 8.0% vs. Q2 2015 ( up 7.0% on a constant currency basis) Operating profit of $66mn up $13mn, with an operating margin of 6.5% (up 0.9 p.p. vs. Q2 2015) Units Δ Engines 146.6k 9% Transmissions 22.6k 8% Axles 55.4k 7% Engines by Customer (Units) AG CE 3rd Party CV Engines Axles Gearboxes NAFTA LATAM APAC EMEA

FY 2016E US GAAP Financial Targets

FY 2016E Industry Units Outlook July 26th, 2016 1 Reflects aggregate for key markets where Company competes LATAM APAC NAFTA EMEA Agricultural Equipment Tractors Combines 0-140 HP Flat 140+ HP (20%) - (25%) Industry (5%) (15%) - (20%) Construction Equipment Light Heavy Industry Flat (5%) – (10%) Agricultural Equipment Tractors Combines Industry Flat – (5%) (5%) - (10%) Construction Equipment Light Heavy Industry Flat - 5% (10%) – (15%) Trucks >3.5t Industry 1 ~10% Agricultural Equipment Tractors Combines Industry (15%) – (20%) (5%) – (10%) Construction Equipment Light Heavy Industry (20%) – (25%) (15%) - (20%) Trucks >3.5t Industry 1 (25%) – (30%) Agricultural Equipment Tractors Combines Industry Flat - 5% 5% - 10% Construction Equipment Light Heavy Industry Flat – (5%) Flat – (5%) Trucks >3.5t Industry 1 Flat

FY 2016E US GAAP Financial Targets July 26th, 2016 CNH Industrial is confirming its 2016 guidance as follows: •Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%; •Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion, excluding the European Commission settlement (approximately $500 million)

Appendix

Q2 2016 Results highlights (EU-IFRS $ & US GAAP $) – delta with previous year REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 2,808 (227) 2,808 (227) 228 17 301 38 8.1% 10.7% Construction Equipment 595 (145) 595 (145) (3) (22) 17 (18) -0.5% 2.9% Commercial Vehicles 2,649 118 2,595 125 78 22 100 33 2.9% 3.9% Powertrain 1,025 76 1,023 76 64 14 66 13 6.2% 6.5% Other Activities, Unallocated Items, Elim. & Other (571) (13) (571) (13) (31) (14) (31) (14) Industrial Activities 6,506 (191) 6,450 (184) 336 17 453 52 5.2% 7.0% Financial Services 495 4 399 (24) 118 (20) 119 (21) 23.8% 29.8% Eliminations (115) 13 (96) 3 - - (84) (10) Group 6,886 (174) 6,753 (205) 454 (3) 488 21 6.6% 7.2% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. 119 (59) 126 2 0.09 (0.04) 0.10 0.01 Attributable to non-controlling interest 4 5 3 5 Group 123 (54) 129 7 ($mn) July 26th, 2016 ($mn)

H1 2016 Results highlights (EU-IFRS $ & US GAAP $) – delta with previous year REVENUES Trading Profit Operating Profit MARGIN (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ (IFRS) (US GAAP) Agricultural Equipment 4,932 (680) 4,932 (680) 247 (121) 391 (76) 5.0% 7.9% Construction Equipment 1,131 (211) 1,131 (211) (9) (24) 31 (4) -0.8% 2.7% Commercial Vehicles 4,746 124 4,640 133 93 59 138 70 2.0% 3.0% Powertrain 1,909 56 1,905 57 110 32 119 30 5.8% 6.2% Other Activities, Unallocated Items, Elim. & Other (1,082) (32) (1,082) (32) (48) (12) (48) (13) Industrial Activities 11,636 (743) 11,526 (733) 393 (66) 631 7 3.4.% 5.5% Financial Services 950 (35) 787 (49) 245 (20) 249 (20) 25.8% 31.6% Eliminations (225) 12 (188) (11) - - (160) (18) Group 12,361 (766) 12,125 (793) 638 (86) 720 (31) 5.2% 5.9% NET PROFIT / (LOSS) EPS (Basic) (IFRS) Δ (US GAAP) Δ (IFRS) Δ (US GAAP) Δ Attributable to CNH Industrial N.V. (410) (616) (386) (532) (0.30) (0.45) (0.28) (0.39) Attributable to non-controlling interest 3 2 2 3 Group (407) (614) (384) (529) ($mn) July 26th, 2016 ($mn)

Q2 & H1 2016 From Operating Profit to Net Income (Loss) under US GAAP ($mn) Q2 2016 Q2 2015 Δ H1 2016 H1 2015 Δ Industrial Activities Operating profit 453 401 52 631 624 7 Financial Services Operating profit 119 140 (21) 249 269 (20) Elimination & Other (84) (74) (10) (160) (142) (18) Operating Profit 488 467 21 720 751 (31) Restructuring expenses (10) (22) 12 (25) (34) 9 Interest expenses of Industrial Activities, net of interest income and eliminations (120) (117) (3) (239) (223) (16) Other, net (117) (93) (24) (685) (168) (517) Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 241 235 6 (229) 326 (555) Income taxes (107) (126) 19 (147) (203) 56 Equity in income of unconsolidated subsidiaries and affiliates (5) 13 (18) (8) 22 (30) Net Income / (Loss) 129 122 7 (384) 145 (529) Net Income / (Loss) attributable to non-controlling interest 3 (2) 5 2 (1) 3 Net Income / (Loss) attributable to CNH Industrial N.V. 126 124 2 (386) 146 (532) Adjusted Net Income (reconciliation on next page) 216 141 75 217 174 43 ($) EPS (basic) 0.10 0.09 0.01 (0.28) 0.11 (0.39) EPS (diluted) 0.10 0.09 0.01 (0.28) 0.11 (0.39) Adjusted diluted EPS 0.16 0.11 0.05 0.16 0.13 0.03 July 26th, 2016

Q2 & H1 2016 Reconciliation of Net Income / (Loss) to Adjusted Net Income (US GAAP) July 26th, 2016 Second Quarter First Half 2016 2015 2016 2015 Net Income / (Loss) 129 122 (384) 145 Restructuring expenses, net of tax 10 22 25 34 EC Settlement 49 - 551 - Chinese JV charge for exiting a line of business 28 - 28 - Tax impact on adjustment - (3) (3) (5) Adjusted Net Income (loss) 216 141 217 174 Adjusted Net Income (loss) attributable to CNH Industrial N.V. 213 143 215 175 Weighted average shares outstanding 1,364 1,363 1,364 1,363 Adjusted diluted EPS ($) 0.16 0.11 0.16 0.13 ($mn)

Q2 & H1 2016 Operating Profit US GAAP to Trading Profit EU-IFRS - Reconciliation The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS: Second Quarter First Half 2016 % of Net Sales 2015 % of Net Sales 2016 % of Net Sales 2015 % of Net Sales US GAAP - Industrial Operating Profit 453 7.0% 401 6.0% 631 5.5% 624 5.1% Development costs (14) 19 (54) 9 Reclassification of Interest compensation (85) (75) (161) (146) Other Adjustments & Reclassifications, net (18) (26) (23) (28) Total Adjustments & Reclassifications (117) (82) (238) (165) IFRS - Industrial Trading Profit 336 5.2% 319 4.8% 393 3.4% 459 3.7% ($mn) July 26th, 2016

Q2 & H1 2016 Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS - Reconciliation The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS: Second Quarter First Half 2016 EPS 2015 EPS 2016 EPS 2015 EPS Net Income / (Loss) attributable to CNH Industrial N.V. 126 0.10 124 0.09 (386) (0.28) 146 0.11 Plus: Net Income / (Loss) attributable to non-controlling interest 3 (2) 2 (1) Net Income / (Loss) in accordance with US GAAP 129 122 (384) 145 Development costs (14) 19 (54) 9 Others, net 6 15 26 38 Taxes 2 21 5 15 Total adjustment (6) 55 (23) 62 Profit/(loss) in accordance with IFRS 123 177 (407) 207 Less: Profit/(Loss) attributable to non-controlling interest 4 (1) 3 1 Profit/(Loss) attributable to CNH Industrial N.V. 119 0.09 178 0.13 (410) (0.30) 206 0.15 ($mn) July 26th, 2016

June 30, 2016 Total Equity – US GAAP to EU-IFRS Reconciliation July 26th, 2016 Jun. 30, 2016 Dec. 31, 2015 Total Equity in accordance with US GAAP 4,428 4,843 (a) Development costs 2,545 2,536 (b) Goodwill and other intangible assets (110) (113) (c) Defined benefit plans (20) - (d) Restructuring provision (5) (5) (e) Other adjustments (13) 2 (f) Tax impact on adjustments (737) (729) (g) Deferred tax assets and tax contingencies recognition 708 683 Total adjustment 2,368 2,374 Total Equity in accordance with IFRS 6,796 7,217 ($mn)

June 30, 2016

Net Debt under US GAAP ($MN)

($MN)	Consolidated		Industrial Activities		Financial Services	
	Jun. 30, 2016	Dec. 31, 2015 (1)	Jun. 30, 2016	Dec. 31, 2015 (1)	Jun. 30, 2016	Dec. 31, 2015 (1)
Third party debt	26,308	26,301	7,529	7,214	18,779	19,087
Intersegment notes payable	-	-	714	1,046	1,715	2,089
Total Debt (2)	26,308	26,301	8,243	8,260	20,530	21,176
Less:						
Cash and cash equivalents	4,882	5,384	4,330	4,551	552	833
Restricted cash	934	927	-	15	934	912
Intersegment notes receivables	-	-	1,751	2,089	714	1,046
Derivatives hedging debt	27	27	27	27	-	-
Net Debt / (Cash) (3)	**20,465**	**19,963**	**2,135**	**1,578**	**18,330**	**18,385**

(1) Certain amounts have been recast to conform to the current presentation of debt issuance costs in the balance sheet following the adoption of a new guidance effective January 1, 2016. The impact was $87 million on consolidated Net debt, of which $44 million related to Industrial Activities and $43 million related to Financial Services.

(2) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $714 million and $1,046 million at June 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,751 million and $2,089 million at June 30, 2016 and December 31, 2015, respectively.

(3) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $1,037 million and $1,043 as of June 30, 2016 and December 31, 2015, respectively.

CNH INDUSTRIAL
July 26th, 2016
31

Q2 2016 Gross Debt – Breakdown March 31, 2016 June 30, 2016 Industrial Financial Services Industrial Financial Services 2.1 2.6 Bank Debt 1.9 2.5 4.9 4.1 Capital Market 5.4 4.1 0.2 0.1 Other Debt 0.1 0.1 7.1 6.7 Cash Maturities 7.5 6.6 0.0 9.0 ABS / Securitization 0.0 9.9 0.0 1.2 Warehouse Facilities 0.0 0.6 0.0 1.7 Sale of Receivables 0.0 1.6 0.0 12.0 Securitization and Sale of Receivables (on book) 0.0 12.1 7.2 18.6 Total 3rd Party Debt 7.5 18.8 0.7 1.8 Add: Intersegment Financial Payables 0.7 1.8 7.9 20.4 Total Debt 8.2 20.5 (1.8) (0.7) Add: Intersegment Financial Receivables (1.8) (0.7) (3.6) (1.5) Add: Cash & Mkt Securities (4.3) (1.5) 2.5 18.1 Net Debt 2.1 18.3 Note: Numbers may not add due to rounding Net Intersegment balance at $1.0.bn at June 30, 2016 July 26th, 2016 ($Bn)

Q2 2016 Debt Maturity Schedule - Breakdown Outstanding June 30, 2016   6M 2016 2017 2018 2019 2020 Beyond         4.4 Bank Debt 0.7 1.2 1.3 0.7 0.2 0.2 9.5 Capital Market 0.5 2.2 2.6 1.7 0.6 2.0 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 14.2 Cash Portion of Debt Maturities 1.3 3.4 3.9 2.4 0.9 2.3 (5.8) Cash & Marketable Securities (0.9) of which ABS related (3.0) Undrawn committed credit lines (8.8) Total Available Liquidity ($Bn) Note: Numbers may not add due to rounding July 26th, 2016

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: 28  member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period July 26th, 2016

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows:   Operating Profit under US GAAP Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expense, interest expenses and certain other operating expenses.   Trading Profit under EU-IFRS Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests. Adjusted Net income (loss)   Adjusted Net income (loss) is Net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management believes are not reflective of on-going operational activities. Adjusted Diluted EPS Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Working Capital Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. July 26th, 2016

Investor Relations Team Federico Donati – Head of Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 62756 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts July 26th, 2016